Exhibit (b)(1)

CONTRACT ON OPERATING AN INTER-COMPANY FINANCE ACCOUNT

By and between

Taylor Made Golf Company, Inc., a Delaware corporation, having its principal place of business at 5545 Fermi Court, Carlsbad, CA 92008 (hereinafter referred to as “TMaG”).

-on the one part-

and

PHX Acquisition Corp., a Delaware corporation, having its principal place of business at 5545 Fermi Court, Carlsbad, CA 92008 (hereinafter referred to as “Account Holder”)

-on the other part-

Preamble

In 2008, the management of Account Holder decided to open Inter-company finance accounts with TMaG.

These finance accounts have similar characteristics as a current bank account. The operations on the finance accounts are governed by the Treasury Guidelines announced by Group Treasury of adidas AG (“AG”), TMaG’s ultimate parent entity. The parties believe that the Financing Account provides significant benefits for both parties, as payment and financing operations are facilitated.

The following is intended to document the framework for operations on the finance accounts and the mutual understanding of the parties in written form.

1.	Principal Borrowing/Deposit Amount

The inter-company finance account is managed like a current bank account. A separate account is kept for each currency as required by the Account Holder. When inter-company finance account balance on the balance sheet of the Account Holder is negative/positive, the negative/positive amount is the principal borrowing/deposit amount. The principal amount changes as

a)	Account Holder settles payments to group companies through offsetting against the inter-company finance account or

b)	direct debits from affiliate companies are posted as per separate agreement

c)	cash transfers are arranged from or to the Account Holder upon his request or

d)	Expiring foreign exchange contracts arranged with AG are settled through the inter-company finance accounts

2.	Term

This Agreement is conducted for, an indefinite period of time. It may be terminated by either Party with at least one month prior written notice.

3.	Calculation of Interest

Applicable interest rate is inter-company interest rate for the respective currency provided by AG Group Treasury on a monthly basis. The debit or credit interest rate is applied depending on the balance, calculated for one whole month on 360/365 days per year basis against daily principal amount for the remaining period in days of the month.

4.	Inter-company Interest Rate

The Inter-company interest offered/bid rate will be calculated for-each currency as the one month interbank mid interest rate at the end of each month plus/minus a margin not to exceed 50 basispoints. It will be published within the first week of the month.

5.	Payment of Interest

Cash transfers received from the Account Holder are applied first toward the reduction of accrued interest and then toward the reduction of principal.

6.	Repayment/Withdrawal of Borrowing/Deposit Amount

Repayment/withdrawal can be done at any time with a minimum of two days prior notice.

7.	Miscellaneous Provisions

a)	This agreement shall be governed in all respects by the laws of Delaware.

Should an individual clause of this agreement be legally invalid or become legally invalid, the legal validity of the remaining agreement shall not be affected thereby. The parties hereto shall endeavor to agree upon an agreement which will come as close as possible to the intended economic effect of the provision or provisions being legally invalid.

Dated: November 6, 2008

PHX Acquisition Corp.	Taylor Made Golf Company, Inc.

/s/ William S. Reimus	/s/ William S. Reimus
William S. Reimus	William S. Reimus
Secretary Senior	Vice President and General Counsel